UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

COMPASS ACQUISITION CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52347
(Commission File No.)

Cayman Islands	N/A
(State of Incorporation)	(IRS Employer Identification No.)

c/o Beijing Tsingda Century Investment Consultant of Education Co., Ltd.  Address: No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China
(Address of principal executive offices)

(86+ 10-62690222)
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

COMPASS ACQUISITION CORPORATION
c/o Beijing Tsingda Century Investment Consultant of Education Co., Ltd.  Address: No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 4, 2010 to the holders of record at the close of business on May 24, 2010 (the “Record Date”) of the ordinary shares, par value $0.000128 per share (“Ordinary Shares”) of Compass Acquisition Corporation, a Cayman Islands company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated May 24, 2010, among the Company, Maxim Group, LLC (“Maxim”), Tsing Da Century Education Technology Co. Ltd., a British Virgin Islands company (“Tsing Da”), and its shareholders (the “Share Exchange Agreement”). The Share Exchange Agreement closed on May 24, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Compass Acquisition Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K/A that was filed on June 3 2010.

On the Record Date, 3,743,531 Ordinary Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 24, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Tsing Da in exchange for 244,022.78 Preferred Shares, each Preferred Share is convertible into 100 Ordinary Shares of the Company, representing approximately 88% of the issued and outstanding equity interest and voting rights of the Company after the issuance on a fully converted basis following the completion of a 3 for 1 reverse split of our Ordinary Shares as contemplated by the Share Exchange Agreement, to be voted upon at a special meeting of shareholders. The Ordinary Shares issuable upon conversion of the Preferred Shares will not be subject to the 3 for 1 consolidation. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

Mr. David Richardson and Mr. Joseph Rozelle submitted their resignations from our Board of Directors and Mr. Hui Zhang, Liu Juntao and Kang Chungmai were appointed to our Board of Directors, such resignations and appointments shall be effective on different dates as follows: The resignation of Mr. Richardson became effective on May 20, 2010, prior to the Closing Date, Mr. Zhang’s appointment became effective on the Closing Date, and Mr. Rozelle’s resignation and the appointments of Mr. Liu Juntao and

Mr. Kang Chungmai will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our convertible Preferred Shares, par value $0.000128 per share (“Preferred Shares”) immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement, and gives effect to a proposed 3 for 1 reverse split of our common stock, and the issuance of an aggregate of 2,079,740 Ordinary Shares on a post-consolidation basis to EastBridge Investment Group Corporation, by:

?

each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement; and

?

each of our directors and executive officers prior to and following the closing of the Share Exchange Agreement.

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement

	Number and			%	Number and			%
	Title of Shares	%	%	Total	Title of Shares	%	%	Total
Name and Address of Beneficial	Beneficially	Ordinary	Preferred	Voting	Beneficially	Ordinary	Preferred	Voting
Owner	Owned(1)	Shares(2)	Shares(3)	Power(4)	Owned(1)	Shares(2)	Shares(3)	Power(4)
Officers and Directors
Zhang Hui (5)	0	*	0	*	114,227 Preferred	*	46.810%	41.193%

Liu Juntao (5)	0	*	0	*	0	*	*	*

Kang Changmai (5)	0	*	0	*	0	*	*	*

Joseph Rozelle (6)	0	*	0	*	0	*	*	*

Karl Brenza (7)	183,017 Ordinary	14.7%	0	14.7%	183,017 Ordinary	5.5%	*	*

All officers and directors as a group	183,017 Ordinary	14.7%	0	14.7%	114,227 Preferred	5.5%	46.810%	41.193%
					183,017 Ordinary

5% or greater shareholders

Clifford Teller (7)	183,017 Ordinary	14.7%	0	14.7%	183,017 Ordinary	5.5%	*	*

Christopher Fiore (7)	183,017 Ordinary	14.7%	0	14.7%	183,017 Ordinary	5.5%	*	*

MJR Holdings, Inc. (7)	366,034 Ordinary	29.3%	0	29.3%	366,034 Ordinary	11.0%	*	*

Nautilus Global Business Partners (8)	260,417 Ordinary	20.9%	0	20.9%	260,417 Ordinary	7.8%	*	*

Eastbridge Investments Group Corporation (9)	0	0	0	0	2,079,583 Ordinary	62.5%	*	7.5%

Zhang Wei (10)	0	0	0		18,375 Preferred	0	7.5%	6.6%

Yu Sheng (11)	0	0	0		18,116 Preferred	0	7.4%	6.5%

Lin Huayu (12)	0	0	0		18,955 Preferred	0	7.8%	6.8%

Tsing Da Century Education	0	0	0		114,227 Preferred	0	41.193%	41.193%
Technology Co., Ltd. (5)

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has ownership of and voting power and investment power with respect to our Ordinary Shares or Preferred Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 3,743,531 Ordinary Shares issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 1,247,844 Ordinary Shares issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

(3)

No Preferred Shares were issued and outstanding as of the Record Date and 244,022.78 Preferred Shares were issued and outstanding as of the Closing Date. Each Preferred Share is convertible into 100 ordinary shares (subject to customary adjustments for stock splits, combinations, or equity dividends on Ordinary Shares). Holders of Preferred Shares vote with the holders of Ordinary Shares on all matters on an “as converted” basis.

(4)

Percentage of Total Capital Stock represents total ownership with respect to all shares of our Ordinary Shares and Preferred Shares, as a single class and on an “as converted” basis giving effect to the 100 for 1 conversion rights of the Preferred Shares.

(5)

Mr. Zhang Hui, Liu Juntao, and Kang Changmai are officers of Tsing Da Century Education Technology Co., Ltd., and

may be deemed to be the beneficial owner of shares owned by Tsing Da Century Education Technology Co., Ltd.

Address of the person is:

Room1803, Building13, Court58,

Qingta West Road, Fengtai District,  Beijing,100071

(6)

Address of the person is:

c/o Nautilus Global Business Partners

700 Gemini, Suite 100

Houston, TX 77058

Joe Rozelle resigned as the Secretary of the Company effective immediately before the Closing Date, and his resignation as a director of the Company is effective on the Effective Date.

(7)

Address of the person is:

c/o Maxim Group LLC

405 Lexington Ave

New York, NY 10174

Karl Brenza resigned as the Chief Executive Officer and President of the Company effective immediately before the Closing Date.

(8)	Address of the person is: 8040 E. Morgan Trail Unit 18 Scottsdale, Arizona 85258

(9)	Address of the person is: Room1603,Unit15,Building3, Xinshijie Center Apartment, Chongwen Menwai,Beijing,100062

(10)	Address of the person is: 7C,Building1, Jinrong Jidi,No.8 Kefa Road, Nanshan District, Shenzhen, Guangdong, 518048

(11)	Address of the person is: No.620, Zhongshan West Road, Changning District, Shanghai,200051

(12)	Address of the person is: Room401, No.16, Yangtaishan Road, Siming District, Xiamen, Fujian, 361000

Changes in Control

Other than as set forth herein, there are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of two members, Mr. David Richardson and Mr. Joseph Rozelle, who were elected to serve until their successors are duly elected and qualified. Mr. Richardson has resigned from the Board of Directors on May 20, 2010, and Mr. Rozelle has submitted a letter of resignation and Mr. Hui Zhang, Mr. Liu Juntao and Mr. Kang Chungmai have been appointed to our Board of Directors with their respective appointments and resignations effective on various dates as follows: Mr. Zhang’s appointment became effective on the Closing Date, while the resignation of Mr. Rozelle and the appointments of Mr. Liu Juntao and Mr. Kang Chungmai will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Zhang Hui	44	Chairman of the Board of Directors, Chief Executive Officer and President
Liu Juntao	48	Executive Vice President and Director (1)
Kang Chungmai	40	Secretary, Chief Financial Officer and Director (1)
Joseph Rozelle	35	Director (2)

(1)	The respective officer position is effective as of the Closing Date. Each will become a director on the Effective Date.
(2)	Current director until resignation is effective on the Effective Date.

Zhang Hui established Tsingda Century in 2003, and has been its chairman, chief executive officer since its inception. From 1999 to 2003, he was vice president of Singapore Holding Group, during when he has integrated management methods and cultural diversity under different background efficiently, and then setting up a new branch for Singapore Holding Group-Holding Technology (Shenzhen) Co., Ltd. From 1995 to 1999, Mr. Zhang worked as the newsroom director and vice chief editor of China technology information magazine, successfully hatching the publication of the best choice of Chinese excellently expertise, Chinese diathesis education, Chinese innovation education and China education research. He graduated from Wuhan University of Technology in 1989.

Liu Juntao has been the executive vice-president of Tsingda since its inception. Prior to his employ with Tsingda, he experienced over 10 years of administrative work for government. He also spent 5 years in private industry in the PRC where worked in product development, market exploiting and customer service. Mr. Liu graduated from Huazhong Agriculture University in 1983.

Kang Chungmai has been the chief financial officer and secretary of Tsingda since Jan. 2010. From 2004 to 2007, he worked as managing director in Zero2IPO Group in Beijing a financial consulting firm. From 1999 to 2002, he served as CFO in Optoma Electronics (the largest TFT-LCD backlight and DLP projector producer in the world). From 1996 to 1999, he served as financial manager in Far Eastern Department Stores (the largest chain of department stores in the Greater China Region) based in Taipei. He had broad experiences in general financial management, debt and equity financing, foreign exchange hedging, offshore holding structure design, and investment evaluation. Mr. Kang holds his master degree in International Finance from the University of Westminster, London, UK in 1996. He also expects to receive the PhD degree in Management from the University of Edinburgh, Edinburgh, Scotland in 2010.

Joseph Rozelle has been one of our directors since April 2006 and served as our President and Chief Financial Officer from September 2006 until May 20, 2010.  Immediately prior to the execution of the Share Exchange Agreement, Mr. Rozelle resigned from all offices he held with us. Mr. Rozelle also submitted his resignation as a member of our Board of Directors, which will become effective on the Effective Date. Mr. Rozelle is currently the President of Nautilus Global Partners, LLC, a company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges. Prior to joining Nautilus Global Partners, LLC in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley Compliance consulting and other accounting related consulting services. During his career he has served in several companies in positions where he worked in financial modeling, due diligence, preparation of investment summaries, asset securitization, planning and financial analysis, risk analysis, mergers and acquisition evaluation, corporate budgeting, commercial banking, auditing, and SEC filings involving corporate mergers, spin-offs, public debt offerings, and annual reports. Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University. Mr. Rozelle is also the sole director and sole executive officer of VPGI, Inc., a public corporation.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions With Related Persons

Except as disclosed herein, since the beginning of the 2009 fiscal year, there have been no transactions nor are there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

?

the risks, costs and benefits to us;

?

the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

?

the terms of the transaction;

?

the availability of other sources for comparable services or products; and

?

the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the 2009 fiscal year, we have determined that Mr. Rozelle and Mr. Richardson have been delinquent in filings their Form 3’s and Form 4’s. The Company believes that its current officers and largest stockholder will seek to comply timely with all future reporting under Section 16(a) of the Exchange Act.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During 2009 fiscal year, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.

There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Zhang Hui is serving as the Chairman of our Board of Directors, Chief Executive Officer, and President. Mr. Zhang’s role is to oversee and manage the Board of Directors and its functions, including setting meeting agendas and running Board meetings. In this regard, Mr. Zhang and the Board of Directors in their advisory and oversight roles are particularly focused on assisting senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

Our operating subsidiaries were private limited companies organized under the laws of the People’s Republic of China, and in accordance with its regulations, the salary of our executives was determined by our shareholders.

Our named executive officers are Mr. Zhang Hui, our Chief Executive Officer and President and Kang Chungmai, our Chief Financial Officer. We have no employees whose compensation exceeded $100,000.

As the membership of our Board of Directors increases, our Board of Directors intends to form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

Summary Compensation Table — Fiscal Years Ended 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Zhang Hui	2009	$55,385	0	0	0	0	$55,385
Chairman, President, and	2008	$55,385	0	0	0	0	$55,385
Chief Executive Officer

Kang Chungmai	2009	0	0	0	0	0	0
Chief Financial Officer	2008	0	0	0	0	0	0

Joseph Rozelle,	2009	0	0	0	0	0	0
Former President and Chief	2008	0	0	0	0	0	0
Financial Officer and Secretary(2)

Karl Brenza	2009	0	0	0	0	0	0
Former Chief Executive Officer (3)

(1)

On May 24, 2010, we acquired Tsing Da in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Zhang Hui became our Chief Executive Officer and President and Kang Chungmai became our Chief Financial Officer. Prior to the effective date of the reverse acquisition, Mr. Zhang and Mr. Kang held the same positions with Tsing Da, respectively. The annual compensation shown in this table includes the amounts Mr. Zhang received from Tsing Da prior to the consummation of the reverse acquisition. Mr. Kang was hired by Tsing Da in January 2010 and his annual salary is approximately $46,225.

(2)	Mr. Joseph Rozelle resigned from the offices of President and Chief Financial Officer on May 20, 2010, and resigned as Secretary on the Closing Date.

(3)	Mr. Karl Brenza was appointed as Chief Executive Officer on May 20, 2010, and resigned from such office on the Closing Date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 3, 2010

COMPASS ACQUISITION CORPORATION

/s/ Zhang Hui
Zhang Hui
Chief Executive Officer